Exhibit 99.1

(TRANSLATION)

November 20, 2006

To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Katsuaki Watanabe, President (Code No. 7203 Securities and exchanges throughout Japan)
Name and Title of Contact Person:
Takuo Sasaki
General Manager, Accounting Division
Telephone Number: (0565) 28 – 2121

Notice Concerning Offering Price, Etc.

We hereby notify you that with respect to the offer for sale shares of common stock of Toyota Motor Corporation (“TMC”) (the “Shares”) in the domestic markets and the overseas markets, which was resolved at its Board of Directors’ Meeting on November 7, 2006, the offering price, etc. was determined today, November 20, 2006, as follows:

1.	Offering price:	JPY 6,820 per share

2.	Aggregate offering price:	JPY 296,067,794,000

3.	Number of Shares to be offered:	43,411,700 shares of common stock

(1) Number of shares to be offered in Japan: 28,217,600 shares

(2) Number of shares to be offered outside Japan: 15,194,100 shares

4.	Amount paid by underwriters:	JPY 6,680.80 per share

5.	Aggregate amount paid by underwriters:	JPY 290,024,885,360

6.	Offering period (in Japan):	From Tuesday, November 21, 2006 to Friday, November 24, 2006

7.	Delivery date:	Thursday, November 30, 2006

(Note)	The underwriters will purchase the Shares at the amount paid by underwriters and offer such Shares for sale at the offering price.

[Reference]

Calculation of offering price

Calculation reference date and calculation reference price:	Monday, November 20, 2006 and JPY 6,960

Discount rate:	2.01%

Note:

This notice is prepared for the purpose of public disclosure of the offering of shares of common stock of TMC, but is not prepared for the purpose of investment solicitation or any other acts similar thereto, either within Japan or abroad. In the case of subscription to this offering, the investor should refer to the “prospectus” (as well as any amendments thereto), which has been prepared by TMC, and should make investment decision individually according to his or her own judgment. The prospectus (as well as any amendments thereto) is available at the underwriter securities company.

This notice is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States, will be made by means of a prospectus that may be obtained from TMC or Banks’ Shareholdings Purchase Corporation that will contain detailed information about TMC and its management, as well as financial statements, pursuant to the United States Securities Act of 1933. In addition, in the United States, a written prospectus to this offering may be obtained from: (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL05, New York, New York 10080 and (2) Nomura Securities International, 2 World Financial Center, Building B, New York, New York 10281-1198. TMC has registered a part of the proposed offering in the United States.